UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Virtus Investment Partners, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

92828Q109
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON SENVEST MASTER FUND LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 168,900
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 168,900
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 168,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.7%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON SENVEST INTERNATIONAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 143,162
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 143,162
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 143,162
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON RIMA MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,062
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 312,062
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

1	NAME OF REPORTING PERSON RICHARD MASHAAL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,062
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 312,062
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.02%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 92828Q109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Senvest Master Fund and Senvest International were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 312,062 Shares beneficially owned in the aggregate by Senvest Master Fund and Senvest International is approximately $2,525,791, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 6,217,660 Shares outstanding, which is the total number of Shares outstanding as of February 28, 2011 as reported in the Issuer's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on March 16, 2011.

A.	Senvest Master Fund

(a)	As of the close of business on March 31, 2011, Senvest Master Fund beneficially owned 168,900 Shares.

Percentage: Approximately 2.7%.

(b)	1. Sole power to vote or direct vote: 168,900
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 168,900
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Senvest Master Fund since the 60th day prior to the event date are set forth in Schedule A and are incorporated by reference.

B.	Senvest International

(a)	As of the close of business on March 31, 2011, Senvest International beneficially owned 143,162 Shares.

Percentage: Approximately 2.3%.

(b)	1. Sole power to vote or direct vote: 143,162
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 143,162
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 92828Q109

(c)	The transactions in the Shares by Senvest International since the 60th day prior to the event date are set forth in Schedule A and are incorporated by reference.

C.	Rima

(a)
Rima, as the investment manager of each of Senvest Master Fund and Senvest International, may be deemed the beneficial owner of the (i) 168,900 Shares owned by Senvest Master Fund and (ii) 143,162 Shares owned by Senvest International.

Percentage: Approximately 5.02%.

(b)	1. Sole power to vote or direct vote: 312,062
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 312,062
4. Shared power to dispose or direct the disposition: 0

(c)
Rima did not enter into any transactions in the Shares since the 60th day prior to the event date.  The transactions in the Shares since the 60th day prior to the event date on behalf of Senvest Master Fund and Senvest International are set forth in Schedule A and are incorporated by reference.

D.	Mr. Mashaal

(a)	Mr. Mashaal, as the managing member of Rima, may be deemed the beneficial owner of the (i) 168,900 Shares owned by Senvest Master Fund and (ii) 143,162 Shares owned by Senvest International.

Percentage: Approximately 5.02%.

(b)	1. Sole power to vote or direct vote: 312,062
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 312,062
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Mashaal did not enter into any transactions in the Shares since the 60th day prior to the event date.  The transactions in the Shares since the 60th day prior to the event date on behalf of Senvest Master Fund and Senvest International are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e)	Not applicable.

CUSIP NO. 92828Q109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  April 1, 2011

SENVEST MASTER FUND LP

By:	Rima Management, L.L.C. Investment Manager

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

SENVEST INTERNATIONAL LLC

By:	Rima Management, L.L.C. Investment Manager

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

RIMA MANAGEMENT, L.L.C.

By:	/s/ George Malikotsis
	Name:	George Malikotsis
	Title:	Vice President

/s/ Richard Mashaal
RICHARD MASHAAL

CUSIP NO. 92828Q109

SCHEDULE A

Transactions in the Shares Since the 60th Day Prior to the Event Date

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale
SENVEST MASTER FUND LP
(1,000)	56.6004	3/10/2011
(4,391)	58.8549	3/23/2011
SENVEST INTERNATIONAL LLC
(3,000)	57.3682	3/23/2011
(2,000)	59.8000	3/24/2011